

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via E-mail
Shawn Arizmendi
President
Ultimate Rack, Inc.
331 Valley Mall Parkway #215
East Wenatchee, WA 98802

> **Re:** **Ultimate Rack, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 31, 2012**
> **File No. 333-179188**

Dear Mr. Arizmendi:

We have reviewed your response to our letter dated August 24, 2012 and have the following additional comments.

Plan of Operation, page 15

1. We note your response to our prior comment 4 and reissue. Please revise to describe how you intend to raise capital through the use of broker dealers. For example, please revise to clarify if you intend to use a broker dealer in connection with a private placement offering or an underwritten or other form of public offering.

2. We note your response to our prior comment 5. We also note that you have deleted much more than just the sales projections from this section. Please revise to include the other information related to your plan of operation that was deleted from this section, including, for example, when you intend to start manufacturing racks, how many racks you intend to manufacture, if known, and whether you intend to provide compensation to your executive officers.

Other

3. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

 Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions you may have.


Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief


cc: Via E-mail
 Gregg E. Jaclin, Esq.
 Anslow & Jaclin, LLP